Exhibit 17.1

LIGHTCOLLAR, INC. ACKNOWLEDGEMENT OF ACCEPTANCE OF OFFICE

The undersigned accepts the office of this corporation to which he was elected at the commencement of this meeting, including that of Director and Chairman of the Board where applicable.

Dated: May 22, 2014

/s/ Matveev Anton

Matveev Anton

Director